MINCO GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Minco Gold Corporation and its subsidiaries (“Minco Gold” or the “Company”) is for the three months ended March 31, 2012. The MD&A, dated May 11, 2012 should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and notes prepared by management for the three months ended March 31, 2012 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2011.

The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

Management is responsible for preparation of the condensed consolidated interim financial statements referred to in this MD&A, and provides officers disclosure certifications filed with Canadian securities commissions on SEDAR. The Company’s audit committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company’s board of directors.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2011 and the MD&A and annual information form (“AIF”) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

As at March 31, and May 11, 2012, the Company had 50,348,215 common shares outstanding.

Company overview

Minco Gold (TSX: MMM/NYSE Amex: MGH/FSE: MI5) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold Corporation in 2007. The principal business activities of the Company include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating gold mineral properties and projects in the People’s Republic of China (“China”) with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

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Subsidiaries

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Co., Ltd (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and Triple Eight Mineral Corporation (“Temco”).

Less than wholly-owned subsidiaries - the Company has equity interests in the following projects:

•	51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd (“Mingzhong”) - holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

•	Equity interests – as at March 31, 2012, the Company’s ownership of Minco Silver was 22.06% (December 31, 2011 - 22.15%).

Overall performance for the three months ended March 31, 2012

1.
Recorded a net loss of $1.3 million (loss per share of $0.03) and a comprehensive loss of $1.4 million compared to a net income of $6.1 million (earnings per share of $0.12) and a comprehensive income of $6.0 million for the comparative period of 2011. On March 3, 2011, the Company did not participate in the Minco Silver’s share offering of 7,600,000 common shares at $5.95 per share which resulted in an amount of $8.7 million dilution gain recognized during the three months ended on March 31, 2011.

As of March 31, 2012, cash and cash equivalents were $6.2 million (2011 - $6.7 million). The Company’s equity investment in Minco Silver as at March 31, 2012 decreased to $14.0 million from $14.5 million as at December 31, 2012. Total assets as at March 31, 2012 were $20.8 million compared to total assets of $22.2 million as at December 31, 2011.

The Company used $0.43 million to fund its operating activities during the three months ended March 31, 2012 compared to $0.48 million used in funding its operating activities for the comparative period in 2011. The Company used $0.002 million in its investing activities on purchase of office equipment for the three months ended March 31, 2012 compared to $9.3 million cash generated in the comparative period in 2011 which included the repayment of $9 million (RMB 60 million) loan from Tugurige Gold Mine. The Company did not use (generate) any cash in its financing activities during the three months ended March 31, 2012 compared to $0.71 million proceeds received from stock option exercise in the comparative period of 2011.

On March 14, 2012, Minco China engaged an external law firm in China to facilitate the compliance of the JV agreement signed with the 208 Exploration Team (the “208 Team”) in December 2010. This action resulted from  the 208 Team  not comply with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. The ultimate outcome is uncertain.

2.
The Company has a significant ownership interest (13,000,000 shares or 22.06%) in Minco Silver as at March 31, 2012, a related party engaged in developing the Fuwan Silver Deposit, located in Guangdong Province, China.  At the date of this MD&A, the progress in permitting  is summarized as follows:

•
The Mining Area Permit was approved by the Ministry of Land and Resources (“MOLAR”) in Beijing in 2009.  The Permit was good for 3 years while preparation for the Mining License Application is made. The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits of the Fuwan deposit and restricts the use of this land to mining activities. The Permit was renewed by MOLAR with new expiry date of April 4, 2014.

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•
Minco Silver has made significant progress on the Environmental Impact Assessment (“EIA”).  New water guidelines (the “Guidelines”) issued by the Ministry of Environmental Protection of China became effective on June 1, 2011, which all applicants for EIA are subject to. Minco Silver signed an agreement with General Station for Geo-Environmental Monitoring of Guangdong Province (“GSGEM”) to provide a water monitoring study to comply with the Guidelines in 2011. In April 2012, Minco Silver received the comprehensive water monitoring report for the project from GSGEM. The report concluded the project is in compliance with the requirements of the new National Water Guidelines set out by the Ministry of Environmental Protection of China. The revised EIA report will be submitted to the Chinese environmental protection authority for approval.

•
The preliminary mine design carried out by the Nanching Engineering & Research Institute of Nonferrous Metals (“NERIN”) has been completed. Upon approval of the EIA report, Minco Silver will utilize data from the EIA report to revise and finalize the preliminary mine design.

•	The exploration permit for the Fuwan Silver Project was renewed by MOLAR in July 2011 for a two-year period ending on July 20, 2013.

Discussion of operations

The Company’s exploration costs represent expenditures undertaken to support the Company’s strategic objectives on its properties.

The following table summarizes selected financial information for the eight most recent quarters.

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	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Exploration costs	302,889	547,559	776,242	356,227	283,846	577,505	309,488	367,527
Administrative expenses	655,579	717,642	870,625	1,406,807	1,333,890	662,423	590,795	609,001
Foreign exchange (gain) loss	(3,146)	3,356	(18,284)	(22,910)	20,689	(28,158)	(138,708)	2,031
Operating loss	(955,322)	(1,268,557)	(1,628,583)	(1,740,124)	(1,638,425)	(1,211,770)	(761,575)	(978,559)
Unrealized gain (loss) on marketable securities	(6,300)	(2,100)	(2,100)	(4,200)	(6,300)	-	8,400	(10,500)
Finance and other income (loss)	40,406	23,829	153,194	(254,301)	(36,496)	14,598	3,226	3,578
Loss for the period before gain (loss) from equity investment and dilution gain	(921,216)	(1,246,828)	(1,477,489)	(1,998,625)	(1,681,221)	(1,197,172)	(749,949)	(985,481)
Dilution gain (loss)	(8,040)	31,000	2,000	199,000	8,478,000	1,891,000	193,000	739,000
Share of gain (loss) from equity investment in Minco Silver	(361,069)	(342,432)	52,355	(476,160)	(677,154)	(498,254)	(467,577)	184,040
Income (loss) from continuing operations	(1,290,325)	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625	195,574	(1,024,526)	(62,441)
Income (loss) from discontinued operations	-	-	-	-	-	-	(110,606)	1,712,164
Net income (loss) for the period	(1,290,325)	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625	195,574	(1,135,132)	1,649,723
Other comprehensive income (loss)	(87,571)	(36,643)	368,026	116,834	(128,840)	(151,983)	38,772	281,589
Comprehensive income (loss) for the period	(1,388,198)	(1,594,903)	(1,055,108)	(2,158,951)	5,990,785	43,591	(1,096,360)	1,931,312
Basic and diluted income (loss) per share	(0.03)	(0.03)	(0.03)	(0.05)	0.12	0.00	(0.02)	0.03
Weighted average number of shares outstanding	50,348,215	50,341,041	50,318,498	50,268,972	49,980,910	48,967,175	48,436,115	48,436,115

Variations in quarterly performance over the eight quarters can be primarily attributed to changes in dilution gains and losses and equity gains and losses resulting from the Company’s investment in Minco Silver. Another contributing factor is changes in the amount of share-based compensation recognized in the applicable period.

Exploration costs

Exploration costs for the three months ended March 31, 2012 were $0.3 million which was comparable to the comparative period in 2011.

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The following is a summary of exploration costs incurred by each project.

	Three months ended March 31,		Cumulative to March 31,
	2012	2011	2012
	$	$	$
Gansu - Longnan	288,432	270,927	8,392,632
Guangdong - Changkeng	7,902	12,919	8,173,971
Hunan - Gold Bull Mountain	5,360	-	2,195,072
Guangdong - Sihui	1,195	-	1,195
Total	302,889	283,846	18,762,870

Administrative expenses

For the three months ended March 31, 2012 and 2011

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the three months ended March 31, 2012, the Company incurred a total of $0.7 million (2011 - $1.4 million) in administrative expenses. Significant changes in expenses are as follows:

•
In the three months ended March 31, 2012, the Company granted 2.0 million stock options to its directors, consultants and employees at a weighted average exercise price of $0.67 per share compared to 2.4 million stock options with a weighted average exercise price of $2.18 granted in the comparative period of 2011. The Company recorded share-based compensation expense of $0.2 million for the three months ended March 31, 2012 compared to $0.8 million for the comparative period in 2011. The decrease was due to the use of the accelerated method for share-based compensation expense under IFRS and a reduced value for options granted in 2012 versus 2011.

•
The Company incurred investor relations expense of $0.06 million for the three months ended March 31, 2012 compared to $0.14 million in the comparative period of 2011.The decrease is mainly due to the reduced use of external consultants providing investor relations services and the reduced travel costs and attendance costs associated with conferences and road shows for the three months ended March 31, 2012.

•
Legal, regulatory and filing fees were $0.06 million for the three months ended March 31, 2012 compared to $0.001million in the comparative period of 2011.The increase was mainly due to the Company’s decision to engage external legal counsel to assist with regulatory compliance.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Finance and other income (expense)

In the three months ended March 31, 2012, the interest income was $0.03 million compared to $0.04 million interest expenses in the comparative period of 2011. Amount of $0.04 million represented a 10% interest expenses for the loan of RMB 50 million borrowed from Minco Base Metals Corporation, net of 8% interest income generated from the short term loan of RMB 60 million provided to the Tugurige Gold Mine.

Cash and cash equivalents

As at March 31, 2012, cash and cash equivalents of $6.2 million consisted of short term deposits with a maturity term of seven days that can be renewed automatically. The yields on the short term deposits are 1.5%

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As at December 31, 2011, cash and cash equivalents of $6.7 million consisted of short term deposits with a maturity term of seven days that can be renewed automatically. The yields on the short term deposits are 1.5%

Marketable securities

As at March 31, 2012, the Company held 420,000 common shares (2011 – 420,000 common shares) of Nanika Resources Inc.  The market value of the shares was $0.004 million (2011 - $0.01 million).

Financial position

The Company’s total assets as at March 31, 2012 was $20.8 million (2011 - $22.2 million). The net decrease in total assets was due primarily to day-to-day use of cash to support the Company’s operations and recognition of the loss from the Company’s equity investment in Minco Silver.

As at March 31, 2012, the Company has $6.2 million cash, which includes $4.6 million to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general corporate requirements is $1.6 million, and is held in the Company’s Chinese subsidiaries. The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver or to raise funds through the sale of its portion of equity investment in Minco Silver Corporation (“Minco Silver”) when necessary.

As at March 31, 2012, the Company has total liabilities of approximately $7.5 million, including the $2.5 million advanced by the minority shareholders of Mingzhong to be converted to equity once Mingzhong obtains approval to increase its registered capital, and $4.6 million to be paid to No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) for the Changkeng exploration permit.

Contractual obligations

The Company`s contractual obligations are related to a cost sharing agreement between the Company, Minco Silver and Minco Base Metals Corporation, related parties domiciled in British Columbia, Canada, that outlines shared expenses incurred by the three companies including consulting and rental expenses.

The cost sharing agreement is renegotiated or amended by the parties annually.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-term debt	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Changkeng permit payable	4,606,182	4,606,182	-	-	-
Operating leases (1)	436,713	104,049	332,664	-	-
Other obligations (2)	60,561	60,561	-	-	--
Total contractual obligations	5,103,456	4,770,792	332,664	-	-

(1)	Office rental payments – Canada and China

(2)	Key management personnel

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Properties

Over the past few years, the Company reviewed its portfolio of mineral properties and sold several projects, including BYC, Gobi Gold, and Xiaoshan Projects, which were not core holdings on the basis of having less exploration potential. The Company recovered the exploration costs on those projects with some profits.

After the disposal of the above projects, the Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

•
Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and its interests in the Longnan projects, incorporated in the People’s Republic of China and Triple Eight Mineral Corporation (“Temco”).

•	Less than wholly-owned subsidiaries - the Company has contractual rights to earn into the following projects:

•
51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd.  (“Mingzhong ”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)   holding company for the Changkeng Gold project and the Changkeng Exploration Permit; and

•	Equity interests – the Company’s ownership interest in Minco Silver decreased to 22.06% as at March 31, 2012 from 22.15% as at December 31, 2011.

Changkeng Gold project

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver's Fuwan Silver Deposit and situated close to well established water, power, and transportation infrastructure.

Ownership

 Mingzhong, a cooperative joint-venture established among Minco China, Guangdong Geological Bureau, Guangdong Gold Corporation, and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Project from the 757 Exploration of Chinese Team (“757 Exploration Team”). The purchase price was RMB 49 million (approximately CAD$7.7million). The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by the MOLAR in 2009.

Minco Gold, through Minco China, owns 51% equity interest in Mingzhong. Minco China committed to a total contribution of RMB 51 million (approximately CAD $8.2 million) and the remaining, minority shareholders, committed to contributions totaling RMB 49 million (approximately CAD $7.9 million) for their 49% equity interest in Mingzhong. Of the RMB 100 million (approximately CAD $16.1 million), RMB 48 million (approximately CAD $7.3 million) will be used to purchase the Changkeng exploration permit from the 757 Exploration Team and the remaining funds will be used for exploration and development of the Changkeng Property.

The Geology

The Changkeng Project is covered by the 1.18 km2 area over the Changkeng Permit.

The Changkeng Project is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin.

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The major structural control at Changkeng is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and as a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall, and silver mineralization is known to occur in the second-order faults on the Fuwan Property to the south.

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 13 surface trenches and 81 diamond drill holes, P&E Mining Consultants Inc. ("P&E") of Brampton, Ontario, prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009 (collectively, the "Technical Reports") The Technical Reports can be found on SEDAR and are incorporated by reference herein.  The detailed resource estimates are provided below.

The Changkeng Project is comprised of three mineralized zones, termed the CK1, CK2 and CK3 Zones. The overall strike length of the deposit, incorporating these zones, is approximately 1200 meters in a N065° direction, with a cross-strike width of between 110 to 380 meters. The deposit outcrops on surface and the deepest zone of mineralization intersected by drilling to date is approximately 280 meters below surface. The average width of a mineralized intersection is 10.4 meters (apparent thickness).

The Changkeng Project falls into the broad category of sediment hosted epithermal deposits. Gold mineralization occurs as lenticular bodies in the brecciated Triassic classic rocks at the upper portion of the synform zone. The gold zone tends to pinch out toward the hinge of the syncline where it is replaced by silver mineralization at the Fuwan Silver Deposit.

Drilling program

The Company completed a comprehensive exploration program on the Changkeng Project during late 2007 to the end of 2008. The exploration program consisted of drilling of 66 diamond holes and extensive hydrological study as well as geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on approximate 40 meter section spacing with holes on section between 20 meters to 80 meters apart.

At the completion of the 2008 drilling program, the known gold mineralization at the Changkeng Project was extended by approximately 400 meters along strike to the east-northeast; from just less than 900 meters to approximately 1200 meters in length. Mineralization was also extended down dip in localized areas along the eastern end of the known mineralization.

Resource estimates

A resource estimate was made by P&E Mining Consultants Inc. for the Changkeng Project by utilizing diamond drill data from a total of 127 drill holes and 13 surface trenches. On March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project, including the calculations of the distinct and separate gold dominant and silver dominant zones.

The following is a summary of the updated resource calculation prepared for the Changkeng Project. The definitions of Indicated and Inferred Resources are in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

Minco Gold has 51% ownership of the Changkeng Project which has 2 distinct and separate mineralized zones (a gold ("Au") dominant zone and a silver ("Ag") dominant zone). The gold portion of the resource estimate has been expanded and upgraded to contain indicated resources of 4.0 million tonnes @ 4.89 g/t Au for a total of 623,100 oz Au. This represents a 65% increase in gold ounces for the indicated resource category. The estimate also contains inferred resources of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au.

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March 2009 P&E Gold Dominant Portion of Resource Estimate @ 1.2 g/t AuEq Cut-Off

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq ** (g/t)	AuEq ** (oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

**The AuEq grade was calculated from Au US$800/oz and Ag US$14/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 60:1 Pb and Zn values were too low to be of economic interest for resource reporting purposes.

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The Changkeng Silver Project also contains a portion of a second distinct deposit which is silver dominant. Minco Gold assigned its 51% ownership in these resources to Minco Silver Corporation pursuant to the assignment agreement dated August 20, 2004. The Changkeng Silver Deposit contains indicated resources of 5.6 million tonnes @ 170 g/t Ag for a total of 30,708,000 oz Ag and inferred resources of 1.1 million tonnes @ 220 g/t Ag for a total of 7,517,000 oz Ag. This represents a 70% increase in silver ounces for the indicated resource category. The increase is due to the recent drilling which upgraded inferred resources and outlined new resources.

March 2009 P&E Silver Dominant Portion of Resource Estimate @ 35 g/t Ag Cut-Off

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred	1,063,000	220	7,517,000	0.24	0.61	1.36

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The resource estimate prepared on the Changkeng Silver Project also includes minor amounts of lead (Pb) and zinc (Zn).

The most recent site visit was made to the Changkeng Project on January 9, 2009. Independent verification samples of the current drill core were taken at that time.

Future Plan

Minco Gold plans to complete the necessary permitting requirements, the national exploration report, and further metallurgical studies for the Changkeng Project.

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Gansu Longnan properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area.  The primary potential in this area is for gold.

Yejiaba: includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt.  The potential in this area is for poly-metallic mineralization (gold-silver-iron-lead-zinc).

Xicheng East: includes three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt. The potential in this area is for poly-metallic mineralization (gold-silver-lead –zinc).

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and significant structure trends similar to that at Anba and other gold deposits in the region.

On September 27, 2010, Minco China entered into an agreement with Fengxian Xin Kun Mining Corporation (“FXKM”) in which the Company agreed to sell two exploration permits in Xicheng East FXKM for RMB 2.2 million. The process of transferring the titles of the two permits to FXKM was not approved by Gansu province until March 10, 2012.

On March 1, 2012, Minco China entered into a supplementary agreement with FXKM in which FXKM agreed to pay additional 0.4 million RMB to reimburse Minco China’s maintenance costs incurred for the above two permits since September 27, 2010. The sale is expected to complete in the second half year of 2012.

Exploration in 2012 and 2011

2012 exploration program

The Company is focused on the exploration program in the Yejiaba area of Longnan Project, and which include surface exploration and sampling, about 3,000 meters of diamond drilling in eight holes, and 3,000 meters of underground tunneling. The drilling and tunneling program is designed to follow up multiple drill targets previously defined in the Shajinba and Baimashi sub-areas. The surface trenching will be conducted to determine the overall footprint of the multiple gold zones identified in the Yejiaba metallogenic trend. The initial program stage will mobilize geological teams, initiate surface work, and deliver and set up a drill rig at the Baimashi gold zone. Testing of the Baimashi Zones 1 and 2, along with the corresponding induced polarization (IP) anomalies previously defined at depth will be conducted to provide data for initial resource definition and program extensions.

The Company has initiated construction of an access road to the Yejiaba area facilitating tunneling and drilling programs.

2011 exploration program

The 2011 field program commenced in the beginning of March and focused on the Yejiaba sub-project where the Company discovered zones of mineralization in 2010 including poly-metallic and gold mineralization at the Shajinba zone, and gold mineralization at the Bailuyao and Baojia zones.

The 2011 exploration program on the Yejiaba Project was designed to further test for the gold mineralization zone discovered in 2010.  It was comprised of an initial drilling program at the Shajinba Gold Zone and a trenching program at the Baimashi Gold Zone located only 3.0km away within the same structural and metallogenic trend.  The Company was planning an exploration program including 3000m of drilling, 3000m of tunneling and surface exploration in the first half year of 2012.

In the news released on March 30, 2012, the Company announced the results of its 2011 exploration program at Shajinba and Baimashi Gold Zones, Yejiaba Property.

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A.	Shajinba zone

Drilling:

Drilling totaled 2,829.02 metres, covering an area of 1000m by 400m. Drill hole spacing ranged from 250m to 400m, depths ranged from 288.03m to 501.4m, targeting two zones trenched in 2009 and 2010: Targeted zones were gold mineralized, coinciding with surface trace of a thrust fault, gold-in-soil anomaly, and a poly-metallic mineralized zone. Drill results returned lower gold values than surface trenching, but provided verification of the structural interpretation based on surface work and geophysical surveys and discovery of several significant mineralized intersections at depth.

Drill hole SJB-003A: in an area with no surfical signs of mineralization, due to conglomerate cover, intersected a wide fault zone comprised of black carbonaceous phyllite and tectonic gouge with numerous dykes of porphyry granite to quartz diorite, a portion of which averaged 0.13g/t Au over 43.56 metres. Additional drilling in the vicinity may lead to a wide ore-grade zone of mineralization.

Drill hole SJB-005: within poly-metallic mineralization, intersected a pure hematite vein in massive limestone. Iron content averaged 61.5% over 2.29 m. The vein was traced on surface for 200 metres at similar grade and width. The drill intersection doubles its strike extension to 400 metres. The vein is open down-dip and along strike to the East.

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The following table provides more details on results of drilling completed at the Shajinba Zone in 2011.

Hole-ID	Location, Azimuth And Dip	Down hole Depth, m		Width, M	Average Grade			Alteration
		From	To		Au, g/t	Ag, g/t	Fe, %
SJB-001	371933 18505408.00E Az163, Dip-65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-002	371929 18505088.00E Az171, Dip-65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-003A	371946 18505233.00E Az173, Dip-71.8	287.57	331.13	43.56	0.13	-	-	Granite dykes and phyllite with quartz-carbonate veinlets
SJB-004	371967 18504817.00E Az193, Dip-69	117.02	118.12	1.10	1.38	-	-	Brecciated and silicified dyke of granite
		348.7	350.7	2.0	0.40	-	-	Calcite with limonite in massive limestone
SJB-005	371971 185049E Az180, Dip-65	104.96	107.25	2.29	-	-	61.50	Massive hematite in massive limestone
		293.99	294.99	1.00	0.60	-	-	Brecciated and limonitized dyke of granite
		302.76	308.76	6.00	0.17	-	-	Thin bedded phyllitic limestone with hematite in rock matrix
SJB-006	371971 18504954.00E Az338, Dip-60	21.47	26.13	4.66	0.22	12.2	-	Quartz-carbonate veining with pyrite in brecciated granite and limestone
SJB-007	371976 18504634.00E Az183, Dip-55	118.35	119.57	1.22	0.66	-	-	Silicified dyke of granite
		125.57	126.87	1.30	0.57	-	-	Silicified dyke of granite

Induced Polarization (IP):

Continuous and distinctive IP anomalies were tested within three trenches at the Shajinba Zone. Two 80m spaced trenches returned the following results:

0.59 g/t Au over 6.6 m;
0.20 g/t Au over 6.0 m.

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The IP anomaly extends for further 800 metres and remains untested.

B.	Baimashi zone

Trenching:

The Baimashi gold-antimony zone covers an area of 3km by 1 km, located 3.0 km west from the Shajinba zone. It possesses numerous occurrences of gold and antimony, clustered in four Zones, hosted in massive limestone and calcareous phyllite.  Widely spread grab samples returned gold values between 5.0 Au g/t to 50.0 Au g/t  and antimony content was up to 15.0%. Mineralized intersections in the trenches were sampled with 5cm deep by 10cm wide and generally1m long channel samples.

Zone 1 Significant Values:

3.62 g/t Au over 6.4 m;
4.41 g/t Au over 2.0 m;
2.26 g/t Au over 1.2 m, and
0.53 g/t Au over 6.0 m.

The zone extends for 500 metres and has been tested with six trenches.

Zone 2 Significant Values:

11.82 g/t Au over 3.5 m.

The zone is 1.0km long and was tested with 12 trenches but gold content in trenches is generally less than 1.0 g/t Au.

The Company has commissioned a NI 43-101 compliant technical report on the Yejiaba Project.

Qualified persons

Thomas Wayne Spilsbury, a director of Minco Silver Corporation, is a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a “qualified person”, as defined in NI 43-101. Mr. Spilsbury has supervised the preparation of the technical content of this management discussion and analysis.

Liquidity and capital resources

The Company does not generate revenues from operations and relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its exploration business plan and support the basic operations expenses for the next 12 months.

At March 31, 2012, the Company had a cash and cash equivalents balance of $6.2 million (December 31, 2011 - $6.7 million).

All of the cash denominated in RMB is maintained in China. The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world, which is due to that the remittance of funds to jurisdictions outside China may be subject to the Chinese government’s regulations and approval by the relevant government authorities or designed banks on foreign currency controls.

The Company plans on meeting any short-term cash requirements through funds advanced from Minco Silver or  to raise funds through the sale of a portion of its equity investment in Minco Silver when necessay.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

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The Company’s marketable securities are comprised of publicly-traded shares. The market for these instruments is liquid and the Company does not foresee loss of capital due to liquidity risk.

Cash flow

Operating activities

Net loss for the three months ended March 31, 2012 was $1.3 million which was mainly adjusted by an equity loss on investment in Minco Silver of $0.4 million, share-based compensation of $0.2 million and amounts due from related parties of $0.4 million to arrive at cash used in operating activities of $0.43 million compared to $0.48 million cash used in the comparative period of 2011.

Investing activities

For the three months ended March 31, 2012, the Company used cash of $0.002 million in investing activities on the purchase of office equipment compared to $9.3 million generated from investing activities which included the repayment of $9 million (RMB 60 million) loan provided to the Tugurige Gold Mine.

Financing activities

For the three months ended March 31, 2012, the Company did not use or generate any cash in financing activities compared to $0.7 million  proceeds received from stock option exercise in the comparative period of 2011.

Accounts payable and accrued liabilities

Mingzhong signed an exploration permit transfer agreement with the 757 Exploration Team andon January 5, 2008 Mingzhong received the Changkeng exploration permit. This exploration permit was renewed for a two-year period ending on September 10, 2013, which was granted by MOLAR in Beijing in September 2011.The purchase price of the Changkeng exploration permit was set at RMB 48 million (approximately $7.5million). As of December 31, 2008, the Company paid the first payment of RMB 19 million (approximately $3 million) for the Changkeng Exploration Permit to the 757 Exploration Team.

In order to pay the remaining amount of the RMB 29 million (approximately $4.6 million), the shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.0 million). As of March 31, 2012, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million) to Mingzhong.

Two of the minority shareholders of Mingzhong are state-owned entities, which require approval from the Guangdong provincial government’s Minister of Finance for increasing their share of registered capital. The process to increase Mingzhong’s registered capital is in progress. The funds received from the five minority shareholders are classified as a current liability as at March 31, 2012, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4.6 million (RMB $29 million) was classified as a current liability as of March 31, 2012.

Investment in Minco Silver Corporation

As at March 31, 2012, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2011 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering. As a result, its ownership interest in Minco Silver decreased to 22.15% as at December 31, 2011.

The Company’s ownership interest in Minco Silver was decreased to 22.06 % as at March 31, 2012.

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Comprehensive income (loss) on the investment in Minco Silver is as follows:

Three months ended March 31,	2012	2011
	$	$
Dilution gain (loss) in Minco Silver	(8,040)	8,478,000
Equity loss of Minco Silver	(361,069)	(677,154)
Accumulated translation adjustment	(75,127)	(87,981)
Comprehensive income (loss) from investment in Minco Silver	(444,236)	7,712,865

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	March 31, 2012	December 31, 2011
	$	$
Carrying value of investment in Minco Silver	14,044,780	14,489,016
Market value of Minco Silver shares	27,560,000	25,870,000

As at March 31, 2012 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $2.12 (December 31, 2011 - $1.99 per share).

As at March 31, 2012, Minco Silver had current assets of $69.5 million, non-current assets of $18.8 million (including $18.1 million in capitalized mineral interests), current liabilities of $0.5 million and shareholders’ equity of $87.8 million. Minco Silver incurred exploration costs of $Nil, administration costs of $1.8 million and a loss of $1.6 million during the three months period ended March 31, 2012.

As at December 31, 2011, Minco Silver had current assets of $71.0 million, non-current assets of $18.6 million (including $17.8 million in capitalized mineral interests), current liabilities of $1.0 million and shareholders’ equity of $88.6 million. Minco Silver incurred exploration costs of $Nil, administration costs of $2.9 million and a loss of $2.8 million during the three months ended March 31, 2011.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2012, the Company will continue to focus on exploration programs on the Longnan and Changkeng projects. Exploration programs will be conducted to follow up the results of previous exploration on the Longnan properties.  The Company will continue to sell its non-core projects in China to generate capital for the Company’s exploration efforts. In addition, the Company will continue to seek advanced gold projects for acquisition.

Outstanding share capital

As at the date of this MD&A, the Company has 50,348,215 common shares and 6,325,667stock options outstanding, for a total of 56,673,882 fully diluted common shares outstanding.

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Transactions with related parties

Shared office expenses

a)
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals and Minco Gold share offices and certain administrative expenses in Vancouver.

At March 31, 2012, the Company has $0.06 million due from Minco Silver (December 31, 2011 - $0.4 million) and consists of the following:

Amount due from Foshan Minco as at March 31, 2012 of $1.2 million (December 31, 2011 - $1.2 million), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at March 31, 2012 was $1.2 million (December 31, 2011 –$0.7 million) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand

The above two amounts will be net settled and accordingly has been presented as net balance on the consolidated financial statements

b)
At March 31, 2012, the Company has $0.01 million due from MBM (December 31, 2011 - $0.02 million), in relation to shared office expenses. The Company is related to MBM through one common director and common management.

The amounts due are unsecured, non-interest bearing and payable on demand

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increase to the registered capital of Foshan Minco must be denominated in RMB.

On June 9, 2011, Minco Silver advanced US$10 million (March 31, 2012 - $10.2 million) to the Company, the ultimate legal shareholder of Foshan Minco.  During 2011, the Company received government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken the exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China, confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at the three months ended March 31, 2012, Minco China held US$8.2 million and RMB 12 million in trust after the completion of the process to exchange US$1.89 million into RMB

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Key management compensation

In the three months ended March 31, 2012 and 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in exploration costs, development costs and administrative expenses.

	Three months ended March 31, 2012
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	14,500	40,651	55,151
Senior management	60,561	98,040	158,601
Total	75,061	138,691	213,752

	Three months ended March 31, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	14,000	100,203	114,203
Senior management	110,113	286,995	397,108
Total	124,113	387,198	511,311

The above transactions were conducted in the normal course of business.

Critical accounting estimates

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Equity investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment   and has concluded that no impairment indicator existed as of March 31, 2012.

Accounting policy changes

Post-implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRS or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRS and IFRIC Interpretations will be evaluated as they are drafted and published.

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Risks and uncertainties

The business of exploration and development for minerals and mining involves a high degree of risk. Few exploration properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment, or labour are other risks involved in the conduct of exploration programs. The Company from time to time augments its internal exploration and operating expertise with advice from consultants and others as required. The economics of developing mineral properties is affected by many factors including the cost of operations, variation of the grade of ore mined, and fluctuations in the price of any minerals produced.

For a comprehensive discussion of risk factors, readers are referred to the Company’s 2011 AIF dated March 30, 2012, available on SEDAR at www.sedar.com. as well as the following additional risks may impact the business of the Company.

a) Titles to property

While the Company has diligently investigated title to the various properties in which it has an interest, and to the best of its knowledge, title to those properties are in good standing, this should not be construed as a guarantee of title.

b) Permits and licenses

The Company’s operations may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and mining operations at its projects.

c) Metal prices

Even if the Company's exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. The effect of these factors cannot be accurately predicted.

d) Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for recruitment and retention of qualified employees.

e)	Environmental regulations

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving toward stricter standards in which enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

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f) Conflicts of interest

Certain directors or proposed directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matters. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

g) Stage of development

The Company does not have a history of earnings or the provision of return on investment, and in the future there is no assurance that it will produce revenue, operate profitably, or provide a return on investment.

h) Industry conditions

Mining and milling operations are subject to government regulations. Operations may be affected in varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, pollution controls, or changes in conditions under which minerals may be mined, milled or marketed. The marketability of minerals may be affected by numerous factors beyond the control of the Company, such as government regulations. The effect of these factors cannot be accurately determined.

i) Uninsured hazards

Hazards, such as unusual geological conditions, are involved in exploring for and developing mineral deposits. The Company may become subject to liability for pollution or other hazards, which cannot be insured against, or against which the Company may elect not to insure because of high premium costs or other reasons. The payment of any such liability could result in the loss of Company assets or the insolvency of the Company.

j) Future financing

Completion of future programs may require additional financing, which may dilute the interests of existing shareholders.

k) Key employees

Management of the Company rests on a few key officers, the loss of any of whom could have a detrimental effect on its operations.

l) Political risk

Currently, the Company keeps its RMB denominated cash in accounts with financial institutions located in China. This exposes the Company to risks that may not otherwise be experienced if these accounts were maintained domestically.  Political risks may include arbitrary changes in laws, regulations, policies, taxation, foreign exchange controls, and limitations on the repatriation of earnings.  These risks may limit the Company's ability to access the funds held in China for use therein or elsewhere in the world on a timely basis, or at all.

m) Foreign exchange risk

A significant portion of the Company’s assets are denominated in RMB and are subject to foreign exchange rate risk which may have a negative impact on the Company’s overall financial performance.

n) Repatriation of capital located in China

The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world.  There are certain restrictions on the repatriation of funds held in China as more particularly described below.

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Under Chinese law, repatriation of funds in China falls under several categories: (1) profit repatriation, (2) capital repatriation, (3) liquidation and (4) overseas loan repayment.  The major requirements for each of the repatriation methods are as follows:

1.	Profit repatriation – A WFOE may repatriate its after-tax profits out of China with few restrictions. Minco China is classified as a WFOE. Profit repatriation can only be undertaken once a year.

2.	Capital repatriation – Under Chinese law, capital repatriation can only be made under the following circumstances:

a.
Share/Equity Interest Sale – In the event that a foreign investor, as an assignor, intends to sell its equity interest in the WFOE to any other foreign or domestic entities/individuals, as an assignee, the approval from the original approving authority, such as the local Department of Commerce ("DOC") is required. Such governmental approval for an equity sale is not difficult to obtain in normal circumstances and it would normally take one to two months after all of the required documents have been submitted, subject to local practice.

Once the governmental approval is obtained, the assignee is obliged to apply to the local Administration for Foreign Exchange ("SAFE"), for the approval of mailing the payment of the transfer price to the assignor, which can normally be done within 20 business days after all of the required documents have been submitted.

b.
Capital Decrease – Generally, a WFOE must not decrease its registered capital during its operating term, however, if its registered capital needs to be decreased due to the change of the total investment amount or operation scale or other reasons, such decrease could be done after approval from the original approval authority has been obtained.

   The procedures for capital decrease are as follows:

i.	The WFOE would apply to the local DOC for a preliminary approval of a capital decrease;

ii.
After receiving the preliminary reply, the WFOE would notify all of its creditors in writing for such capital decrease and the WFOE would publically disclose such capital decrease in provincial newspapers at least three times;

iii.	The creditors may require the WFOE to pay off all debts or provide corresponding guarantees to pay any outstanding debts;

iv.	After the WFOE has made at least three public notices in provincial newspapers, it would apply to the local DOC for formal approval of the capital decrease;

v.	Once the DOC has approved the decrease of the registered capital, the WFOE would conduct the registration change at the local Administration for Industry and Commerce ("AIC"); and

vi.
Upon completion of the above procedures, if the then contributed capital of the WFOE exceeds the registered capital after the decrease, the WFOE would apply for the capital repatriation approval of the decreased capital to its investor(s) at the local SAFE.  Once approval is received, the bank can remit the exceeded capital.

The above process takes around six months to complete.

3.
Liquidation – The investor may also voluntarily liquidate the WFOE in accordance with relevant Chinese law and the articles of association of the WFOE.  The procedures for the liquidation of a foreign investment are as follows:

a.	A resolution to liquidate the WFOE is adopted;

b.	The WFOE applies to the local DOC for approval of the liquidation;

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c.	The WFOE sets up a liquidation committee to conduct the liquidation;

d.	The notices to creditors and the public announcements about the liquidation must be made;

e.	The liquidation committee would handle the sale of the assets of the WFOE and the distribution of the liquidation proceeds and submit a distribution report to the local DOC; and

f.	The deregistration of the WFOE must be conducted with the local AIC, local tax, customs, foreign exchange and other authorities.

Upon completion of the above procedures, the investor would apply to the local SAFE for repatriation of the liquidated proceeds.  Once approval is received, the bank can remit the liquidation proceeds.

The above process takes approximately six months to complete.

4.
Overseas Loan Repayment - Under Chinese law, a WFOE may borrow overseas loans from its investors or other overseas companies or financial institutions, provided that the overseas loan amount shall not exceed the balance between the total investment amount and the registered capital of the WFOE.  The procedures for registration and repayment of such overseas loans are as follows:

a.	The WFOE would register the overseas loan with the local SAFE and obtain loan registration certificates issued by the local SAFE;

b.	After registration, the WFOE would open a special foreign exchange cash account with domestic banks to receive the overseas loan;

c.	When the WFOE repays the overseas loan, it would apply to the local SAFE for the repayment approval; and

d.
Upon the issuance of the repayment approval of the local SAFE, the WFOE would submit the overseas loan registration certificate and the repayment approval issued by the local SAFE to the banks and the banks would conduct payment operations through the WFOE's special foreign exchange cash account for the overseas loan or the special foreign exchange cash account for the overseas loan repayment.

o) Scope of Business License

In China, companies are granted a business license which specifies the scope of activities that they are permitted to undertake. Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment. If Minco China is determined to have exceeded the scope of its business license it could be subject to penalties or other sanctions.

Disclosure controls and procedures and internal controls over financial reporting

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2012 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at March 31, 2012. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

During the three months ended March 31, 2012, there have been no material changes in the Company’s internal control over financial reporting.

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Cautionary statement on forward-looking information

This MD&A, which contains certain forward-looking statements, is intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”,  “target”, “plan”, “intends”, “continue”, “estimate”, “may”, “will”,  and similar  expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of gold and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, or China or other countries in which the company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, quantities or grades of reserves, failure of plant, equipment or processes to operate as anticipated as well as any factors discussed in the section entitled “Risk and Uncertainties” in this MD&A. Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Forward-looking statements included or incorporated by reference in this MD&A are based on a number of assumptions including:

•	The continued ability of the Company to attract and retain key management personnel.

•	The content of the Company’s plans for future exploration program to be focused on the Yejiaba area of Longnan Project.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.

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